May 20, 2011
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Portrait Innovations Holding Company Request for Withdrawal
Registration Statement on Form S-1 (File No. 333-167865)
Ladies and Gentlemen:
     In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Portrait Innovations Holding Company (the “Company”) hereby requests the withdrawal, effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement (the “Registration Statement”), including all exhibits filed therewith and any amendments thereto.
     The Company has determined not to pursue the sale of the securities covered by the Registration Statement at this time. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477 and confirms that the Registration Statement was not declared effective and no securities were issued or sold pursuant to the Registration Statement. The Company continues to anticipate making an initial public offering, but is not prepared to do so at this time. Therefore, in order to preserve the original filing fee for future use, the Company is withdrawing the Registration Statement.
     Should you have any questions or require any additional information, please do not hesitate to contact Chad Warpula, counsel to the Company, at (704) 331-7510.

Yours truly, PORTRAIT INNOVATIONS HOLDING COMPANY
By:	/s/ John Grosso
	Name:	John Grosso
	Title:	President and Chief Executive Officer

Portrait Innovations
2016 Ayrsley Town Blvd • Suite 200 • Charlotte, NC 28273
(704) 499-9328 • Fax (704) 499-9301